Exhibit 99.1

SETTLEMENT AGREEMENT

This Settlement Agreement, effective March 14, 2017 (this “Agreement”), is by and among Krensavage Partners, LP and the entities and natural persons listed on Schedule I (collectively, the “Stockholders”) and RTI Surgical, Inc. (the “Company”). Each of the Stockholders and the Company are individually referred to as a “Party” and collectively referred to as the “Parties” in this Agreement.

In consideration of and reliance upon the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties agree as follows:

1.            2017 and 2018 Annual Meetings; Related Items. Upon execution of this Agreement:

(a)           the Company agrees that (i) the Board of Directors of the Company (the “Board”) and all applicable committees of the Board shall take all necessary action, in accordance with the Bylaws of the Company, to increase the size of the Board from nine (9) to ten (10) members and appoint Mark D. Stolper (the “New Director”) as a director of the Company who qualifies as an “independent” director of the Company under the listing rules of The NASDAQ Stock Market LLC and is not otherwise disqualified under the Company’s corporate governance standards in existence at the time of the execution of this Agreement and (ii) the Nominating and Governance Committee (the “Nominating Committee”) of the Board, the Board, and the Company shall nominate the New Director to be elected to the Board at the Company’s upcoming annual meeting of stockholders, currently scheduled for May 16, 2017 (the “2017 Annual Meeting”), and at the Company’s annual meeting of stockholders to be held in 2018 (the “2018 Annual Meeting” and together with the 2017 Annual Meeting, the “Annual Meetings”);

(b)           the Company agrees to recommend, support and solicit proxies for the election of the New Director at the Annual Meetings in the same manner as it recommends, supports and solicits proxies for the election of the Company’s other directors;

(c)           the Stockholders agree not to, directly or indirectly, nominate any person for election at the Annual Meetings, submit any proposal for consideration at, or bring any other business before, the Annual Meetings, or initiate, encourage or participate in any “withhold” or similar campaign with respect to the Annual Meetings; and

(d)           the Stockholders agree to appear in person or by proxy at the Annual Meetings and cause all shares of Company common stock (“Common Stock”) beneficially owned by the Stockholders to be present for quorum purposes and to vote all shares of Common Stock beneficially owned by the Stockholders at the Annual Meetings in favor of all persons nominated to serve as directors of the Company by the Board (as reflected in the Company’s definitive proxy statement to be filed on or about April 13, 2017 in connection with the 2017 Annual Meeting and to be reflected in the Company’s definitive proxy statement to be filed in 2018 in connection with the 2018 Annual Meeting) and against any shareholder nominations for director that are not approved and recommended by the Board for election at such Annual Meetings.

The Stockholders shall, and shall cause their respective affiliates and associates to, take each of the required actions (or refrain from taking each of the prohibited actions) set forth in this Section 1, as applicable, and shall not publicly or privately encourage or support any other shareholder to take any action in violation of this Section 1 or publicly oppose any other recommendation of the Board with respect to matters to be voted on at the Annual Meetings.

2.            Board Matters. Upon the Company's request, the New Director shall provide the Company with a completed form of the director and officer questionnaire that the Company typically requests from its directors.  Upon becoming a member of the Board, the New Director shall have the same rights and benefits as any other Board member and shall be subject to the same duties, protections and policies of the Company that are applicable to all members of the Board. Furthermore, the New Director shall be considered by the Nominating Committee for inclusion on committees of the Board in good faith in a manner consistent with other members of the Board, in accordance with Board practice in existence at the time of the execution of this Agreement, for which purpose his qualifications and experience shall be reasonably considered. Should the New Director be unable to serve as a director, or be removed or disqualified from serving on the Board for any reason, the Board and all applicable committees shall work in good faith with the Stockholders to replace the New Director with another individual consented to by the Stockholders who meets the requirements of this Section 2 (the “Replacement Director”) within ninety (90) days of the date that the Company learns of the basis for such New Director’s inability to serve or removal or disqualification from the Board.

3.            Standstill.

(a)           As used in this Agreement, “Standstill Period” means the period commencing on the date of this Agreement and ending at 11:59 p.m. (eastern time) on July 1, 2018. During the Standstill Period, the Stockholders irrevocably agree that they will not take any of the following actions, directly or indirectly:

(i)            solicit proxies or written consents of the Company’s shareholders or any other person with the right to vote or power to give or withhold consent in respect of any of the Common Stock, or conduct, encourage, participate or engage in any other type of referendum (binding or non-binding) with respect to, or from the holders of, the Common Stock or any other person with the right to vote or power to give or withhold consent in respect of the Common Stock, make, or in any way participate or engage in, any “solicitation” of any proxy, consent or other authority (as such terms are defined in the Securities Exchange Act of 1934 (the “Exchange Act”) to vote any Common Stock or make any shareholder proposal (whether pursuant to Rule 14a-8 promulgated under the Exchange Act or otherwise) with respect to any matter, or become a participant in any contested solicitation with respect to the Company, including without limitation relating to the removal or the election of directors;

(ii)           form or join in a partnership, limited partnership, syndicate, entity or other group, including without limitation a “group” as defined under Section 13(d) of the Exchange Act, with respect to the Common Stock (other than any group composed solely of either of the Stockholders and their respective affiliates), or otherwise directly or indirectly support or participate in any effort by a third party with respect to any of the matters prohibited by this Section 3 provided, however, that nothing contained in this Section 3 shall limit the ability of an affiliate of either of the Stockholders to join the “group” following the execution of this Agreement, so long as any such affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii)          without the prior approval of the Board contained in a written resolution of the Board, as a result of acquiring beneficial ownership of or economic interest in any Common Stock of the Company, become a beneficial owner (either individually or as part of any “group” as defined under Section 13(d) under the Exchange Act) of, or have an economic interest in, any Common Stock of the Company which would be deemed under Rule 13d-3(c) promulgated under the Exchange Act to constitute a number of shares of Common Stock in excess of the greater of 8.0% of the then issued and outstanding shares of Common Stock of the Company and 4,767,992 shares of Common Stock of the Company (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments);

(iv)          present at any meeting of the shareholders of the Company any proposal for consideration for action by shareholders or seek (including pursuing or encouraging any “withhold” or similar campaign) the removal of any member of the Board;

(v)           other than in sale transactions on the open market or through a broker or dealer where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, knowingly sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by the Stockholders to any person or entity not a party to this Agreement that will, as a result of the transaction, acquire beneficial ownership of or economic interest in more than 5.0% of the then issued and outstanding shares of Common Stock of the Company;

(vi)

(A)           make, directly or indirectly for itself or its Affiliates or in conjunction with any other person or entity, or cause or participate in, any offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, reorganization, tender offer, exchange offer, disposition or other business combination involving the Company or any of its subsidiaries or affiliates or a material amount of assets or securities of the Company or any of its subsidiaries or affiliates,

(B)           affirmatively solicit a third party to make or modify an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, reorganization, tender offer, exchange offer, disposition or other business combination involving the Company or any of its subsidiaries or affiliates or a material amount of assets or securities of the Company or any of its subsidiaries or affiliates, or encourage, initiate, support, assist or facilitate any third party in making or modifying such an offer or proposal, or

(C)           publicly comment on any third party proposal regarding any merger, acquisition, recapitalization, restructuring, reorganization, tender offer, exchange offer, disposition or other business combination involving the Company or any of its subsidiaries or affiliates or a material amount of assets or securities of the Company or any of its subsidiaries or affiliates;

(vii)         seek, alone or in concert with others, representation on the Board (except as provided in this Agreement), or propose any nominee for election to the Board or seek representation on the Board, or otherwise seek to advise, influence or control the management, governance, policies, business or affairs (or any change thereof) of the Company;

(viii)         seek to advise, encourage, support or influence any person or entity with respect to the voting of any Common Stock at any meeting of the shareholders of the Company;

(ix)           grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any meeting of the shareholders of the Company) or deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock;

(x)            make any further requests for stockholder list materials or other books and records of the Company under Section 220 of the Delaware General Corporation Law or otherwise;

(xi)           other than litigation by the Stockholders to enforce the provisions of this Agreement, institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions);

(xii)          disclose that the Stockholders voted or intend to vote contrary to the recommendation of the Board;

(xiii)         request, directly or indirectly, any amendment or waiver of the foregoing in a manner that would reasonably likely require public disclosure by the Stockholders or the Company; or

(xiv)        enter into any negotiations, agreements, arrangements or understandings with any third party with respect to the matters set forth in this Section 3 (except as provided in this Agreement).

(b)           Except as expressly provided in Section 3(a), the Stockholders shall be entitled to:

(i)            vote their respective shares on any other proposal duly brought before any meeting of the shareholders of the Company or otherwise vote as the Stockholders determines in their respective sole discretion; and

(ii)           disclose, publicly or otherwise, how they intend to vote or act with respect to any securities of the Company, any shareholder proposal or other matters to be voted on by the shareholders of the Company and the reasons therefor.

4.            Representations and Warranties of All Parties; Representations and Warranties of the Stockholders. Each of the Parties represents and warrants to the other Party that: (a) such Party has all requisite corporate, limited partnership or limited liability company power (or legal capacity, as applicable) and authority to execute and deliver this Agreement and to perform its obligations; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms; (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a Party or by which such Party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such Party; and (d) there is currently no pending or outstanding litigation between the Stockholders and the Company or affiliates. As of the date of this Agreement, the Stockholders beneficially own in the aggregate 4,438,950 shares of Common Stock. Neither of the Stockholders nor any of their respective affiliates is a member of a “group” with any person or entity outside of the Stockholders, their respective affiliates and its investment advisory clients within the meaning of Section 13(d) of the Exchange Act.  In addition, neither of the Stockholders has paid, nor will they pay, any amounts to the New Director.

5.            Remedies; Forum; Governing Law. The Parties to this Agreement recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that in addition to other remedies at law or in equity, the non-breaching Party shall be entitled to seek an injunction or injunctions to prevent a breach of this Agreement and to enforce specifically the terms and provisions of this Agreement. The Parties further irrevocably agree to bring any action at law or in equity exclusively in the Delaware Court of Chancery or United Stated District Court for the District of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party agrees to waive, the defense that there is an adequate remedy at law. Furthermore, each of the Parties irrevocably: (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or United Stated District Court for the District of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery or United Stated District Court for the District of Delaware; (d) waives the right to trial by jury; (e) agrees to waive any bonding requirement under any applicable law, in the case the other Party seeks to enforce the terms by way of equitable relief; and (f) consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such Party’s principal place of business or as otherwise provided by applicable law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware without giving effect to its choice of law principles.

6.            Press Release; SEC Filings. The Parties agree that the Company shall issue a press release promptly after the date of this Agreement announcing the terms of this Agreement, in substantially the form attached to this Agreement as Exhibit A, and the Company will file a Form 8-K with respect to this Agreement in substantially the form attached to this Agreement as Exhibit B. The Company acknowledges that the Stockholders will file an amendment to their Schedule 13D in compliance with Section 13 of the Exchange Act reporting their entry into this Agreement, disclosing applicable items to conform to their obligations hereunder and appending this Agreement as an exhibit thereto.  During the Standstill Period, the Stockholders shall not issue any press release or make any public announcement regarding the subject matter of this Agreement or the Company without the prior written approval of the Company, except as is necessary to comply with legal requirements.  In addition, neither the Company, on one hand, nor the Stockholders, on the other hand, will disparage, deprecate, or make any negative comment with respect to the business or operations of the other Parties or any of their respective employees.

7.             Expenses. The Company shall reimburse the Stockholders for their reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the negotiation and execution of this Agreement and the filing of a Schedule 13D amendment in connection therewith, provided that such reimbursement shall not exceed $10,000 in the aggregate.

8.             No Waiver. Any waiver by any Party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

9.             Further Assurances. From and after the execution of this Agreement until the completion of the Annual Meetings, the Stockholders agree that they will not, and will not permit any of their respective affiliates to, take any action contrary to the Company’s solicitation of proxies in connection with the Annual Meetings, and shall cooperate with the Company in good faith in order to implement and carry out the intent of this Agreement.

10.           Entire Agreement; Modification. This Agreement constitutes the entire agreement between the Parties to this Agreement. This Agreement may be modified only by a separate writing executed by Parties that expressly modifies this Agreement.

11.           Notices. All notices, consents, requests, instructions, approvals and other communications provided for in this Agreement and all legal process in regard to this Agreement shall be in writing and shall be deemed validly given, made or served, if given by hand delivery during normal business hours or by overnight delivery service addressed to the addresses specified below, when actually received:

If to the Company:

RTI Surgical, Inc.
11621 Research Circle
Alachua, Florida 32615
Attn: Thomas F. Rose, Corporate Secretary
Email: trose@rtix.com

With a copy to (which shall not constitute notice):

Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602
Attn: Robert J. Grammig, Esq.
Michael M. Mills, Esq.
Email:	robert.grammig@hklaw.com
michael.mills@hklaw.com

If to the Stockholders:

Krensavage Partners, LP
c/o Krensavage Asset Management LLC
130 E. 59th Street, 11th Floor
New York, New York 10022
Attn: Louis A. Parks, Chief Operating Officer
Email: louis@krensavage.com

With a copy to (which shall not constitute notice):

Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
Attn: Steve Wolosky, Esq.
Meagan M. Reda, Esq.
Email:	swolosky@olshanlaw.com
mreda@olshanlaw.com

12.           Severability. If at any time subsequent to the date of this Agreement, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

13.           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.           No Assignments. This Agreement shall not be assignable or assigned, directly or indirectly, by operation of law or otherwise, by any of the Parties to this Agreement.

15.           No Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties to this Agreement and is not enforceable by any other persons.

16.           Interpretation and Construction. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to in this Agreement, and any and all drafts relating to this Agreement exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any one Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties to this Agreement, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. The term “including” shall be deemed to mean “including without limitation” in all instances.

17.           Representative. Each of the Parties set forth on Schedule I (each, a “Krensavage Party”) irrevocably appoints Krensavage Partners, LP as such Krensavage Party’s attorney-in-fact and representative (the “Krensavage Representative”) in such Krensavage Party’s place and stead, to do any and all things and to execute any and all documents and give and receive any and all notices or instructions in connection with this Agreement and the transactions contemplated by this Agreement. The Company will be entitled to rely, as being binding on each Krensavage Party, upon any action taken by the Krensavage Representative or upon any document, notice, instruction or other writing given or executed by the Krensavage Representative.

IN WITNESS WHEREOF, each of the Parties to this Agreement has executed, or caused to be executed, this Agreement by its duly authorized representative, as of the date first above written.

RTI SURGICAL, INC.

By:	/s/ Robert P. Jordheim
	Name:	Robert P. Jordheim
	Title:	Interim President and Chief Executive Officer

KRENSAVAGE PARTNERS, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Accepted and agreed as of the date first written above:

Krensavage Partners Too, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Advisors, LLC

By:	Krensavage Asset Management, LLC Investment Manager of the Limited Partner

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Advisors Too, LLC

By:	Krensavage Asset Management, LLC Investment Manager of the Limited Partner

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Asset Management, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Michael P. Krensavage

By:	/s/ Michael P. Krensavage
Michael P. Krensavage

SCHEDULE I

Krensavage Partners, LP

Krensavage Partners Too, LP

Krensavage Advisors, LLC

Krensavage Advisors Too, LLC

Krensavage Asset Management, LLC

Michael P. Krensavage

EXHIBIT A

Form of Press Release

For more information, contact:
Robert Jordheim
Interim CEO and Interim President
rjordheim@rtix.com
Phone (386) 418-8888

Roxane Wergin
Director, Corporate Communications
rwergin@rtix.com
Phone (386) 418-8888

RTI SURGICAL, INC. AND KRENSAVAGE PARTNERS, LP REACH SETTLEMENT AGREEMENT

ALACHUA, Fla. March 15, 2017 – RTI Surgical, Inc. (“RTI”) (Nasdaq: RTIX), a global surgical implant company, announced today that it has entered into a settlement agreement with an investor group led by Krensavage Partners, LP (collectively, “Krensavage”), which collectively own approximately 7% of the outstanding shares of common stock of the Company.

Under the settlement agreement, the Company:  (i) has increased the size of RTI’s board of directors from nine directors to ten directors; (ii) has appointed Mark D. Stolper, a Krensavage nominee, to the board; and (iii) will nominate Mr. Stolper to be elected to the board at RTI’s upcoming annual meeting of stockholders, currently scheduled for May 16, 2017, and at RTI’s annual meeting of stockholders to be held in 2018.  Also under the settlement agreement, Krensavage has agreed to vote at the 2017 annual meeting and the 2018 annual meeting all of its shares in favor of the nominees proposed by the Company. The settlement agreement also includes, among other provisions, certain standstill commitments made by Krensavage that end at 11:59 p.m. (Eastern Time) on July 1, 2018.

In response to the settlement agreement, Curtis M. Selquist, Chairman of the Board of Directors of RTI, said, “we are pleased to enter this agreement with Krensavage, a valued shareholder of RTI, and we welcome Mark Stolper to our board of directors.”

RTI will file the settlement agreement on Form 8-K today.

RTI’s 2017 Annual Meeting will be held on Thursday, May 16, 2017 at 8:00 a.m., local time, at RTI’s headquarters at 11621 Research Circle, Alachua, Florida 32615.

About RTI Surgical Inc.
RTI Surgical is a leading global surgical implant company providing surgeons with safe biologic, metal and synthetic implants. Committed to delivering a higher standard, RTI’s implants are used in sports medicine, general surgery, spine, orthopedic, trauma and cardiothoracic procedures and are distributed in nearly 50 countries. RTI is headquartered in Alachua, Fla., and has four manufacturing facilities throughout the U.S. and Europe. RTI is accredited in the U.S. by the American Association of Tissue Banks and is a member of AdvaMed. For more information, please visit www.rtix.com.

Forward Looking Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations, estimates and projections about our industry, our management’s beliefs and certain assumptions made by our management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results or regulatory actions or approvals or changes to agreements with distributors also are forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties, including the risks described in public filings with the U.S. Securities and Exchange Commission (“SEC”). Our actual results may differ materially from the anticipated results reflected in these forward-looking statements. Copies of the company’s SEC filings may be obtained by contacting the company or the SEC or by visiting RTI’s website at www.rtix.com or the SEC’s website at www.sec.gov.

EXHIBIT B

Form of Form 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

FORM 8-K
______________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported) March ___, 2017

______________

RTI SURGICAL, INC.
(Exact Name of Registrant as Specified in its Charter)
______________

Delaware	0-31271	59-3466543
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11621 Research Circle, Alachua, Florida	32615
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (386) 418-8888

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On March 14, 2017, RTI Surgical, Inc. (the “Company”), a Delaware corporation, entered into a settlement agreement (the “Agreement”) with Krensavage Partners, LP and certain entities and individuals listed in the Agreement (collectively, “Krensavage”), which collectively own approximately 7% of the outstanding shares of common stock of the Company.

Under the Agreement, the Company will: (i) increase the size of the Company’s board of directors (the “Board”) from nine directors to ten directors; (ii) at the Board’s meeting on  March 14, 2017, appoint Mark D. Stolper, a Krensavage nominee, to the Board; and (iii) nominate Mr. Stolper to be elected to the Board at the Company’s upcoming annual meeting of stockholders, currently scheduled for May 16, 2017, and at the Company’s annual meeting of stockholders to be held in 2018 (collectively, the “Annual Meetings”).  Also under the Agreement, Krensavage has agreed to vote at the Annual Meetings all of its shares in favor of the nominees proposed by the Company. The Agreement also includes, among other provisions, certain standstill commitments made by Krensavage that end at 11:59 p.m. (eastern time) on July 1, 2018.

The foregoing description of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, a copy of which is filed with this Form 8-K as Exhibit 10.1, and is incorporated by reference. On March 15, 2017, the Company issued a press release announcing the signing of the Agreement, a copy of which is filed with this Form 8-K as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

10.1	Settlement Agreement, dated March 14, 2017, by and among the Company and Krensavage Partners, LP and certain entities and persons associated with Krensavage Partners, LP.

99.1	Press Release issued by the Company dated March 15, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RTI SURGICAL, INC.

Date: March 15, 2017	By:	/s/ Robert P. Jordheim
	Name:	Robert P. Jordheim
	Title:	Interim President and Interim Chief Executive Officer

EXHIBIT INDEX

RTI Surgical, Inc.
Form 8-K Current Report

Exhibit Number	Description of Document

10.1	Settlement Agreement, dated March 14, 2017, by and among the Company and Krensavage Partners, LP and certain entities and persons associated with Krensavage Partners, LP.

99.1	Press Release issued by the Company dated March 15, 2017.